SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On March 10, 2018, Hebron Technology Co., Ltd. (the “Company”) entered into a share acquisition agreement (the “Agreement”) with the sole shareholder of Xuzhou Weijia Bio-Tech Co., Ltd. (“Weijia Bio-Tech”) and Weijia Bio-Tech to acquire 49% of the equity in Weijia Bio-Tech. Pursuant to the terms of the Agreement, the signing parties agreed that the value of Weijia Bio-Tech is RMB 37.1 million and 49% of the equity interest is RMB 18.18 million. As consideration to acquire Weijia Bio-Tech’s 49% equity interest, Hebron will issue 1,442,778 unregistered Class A common shares (based on an agreed value of $2.00 per share) to the individuals designated by the selling shareholder of Weijia Bio-Tech within 20 business days after signing the Agreement.

In addition to being unregistered, 448,000 Class A common shares will be restricted for one year and 100,000 Class A common shares will be restricted for six months, pursuant to the terms of a lock-up, which prohibits the sale, gift, pledge or other transfer or assignment during this period.

Exhibits

The following documents are filed herewith:

Exhibit Number	Document

10.1	Share Acquisition Agreement (English translation), dated March 10, 2018
99.1	Press Release, dated March 12, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

March 12, 2018	By:	/s/ Anyuan Sun
Anyuan Sun
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer